JAVELIN ADVISORY GROUP, INC.

43180 BUSINESS PARK DRIVE, SUITE 202, TEMECULA CA 92590

951-587-9100 PH.   951-587-8866 FAC.

August 8, 2006

Board of Directors

Franchise Capital Corporation

Re:

Letter of Intent

Gentlemen:

Please accept this non-binding letter outlining our intent to assume the management and reporting responsibilities for Franchise Capital Corporation (“FCCN”).  The terms and conditions under which we propose moving forward in this regard are as follows:

1.

Within thirty (30) days of executing this letter of intent, the Board of Directors of FCCN, excepting Robert McCoy will resign.  This event shall constitute the “Closing.”

2.

Within thirty (30) days of executing this letter of intent, the officers of FCCN will resign.

3.

Within two weeks of executing this letter of intent, Javelin will commence preparing the financial statements of FCCN and all necessary SEC filings to bring FCCN current with its filings requirements.

4.

FCCN will execute a hold-harmless and release of liability agreement with all former officers and directors.

5.

FCCN will execute a consulting agreement with Ed Heisler to secure his assistance with the ongoing divestiture of assets and associated liabilities.

6.

Javelin will interact with the SEC’s division of enforcement to conclude settlement negotiations.

7.

Javelin will organize and oversee a shareholder meeting to withdraw FCCN’s BDC status.

8.

Javelin will negotiate with remaining creditors to restructure and repay debt and other liabilities; however, any repayment would most likely take place at the time a reverse merger is consummated.

9.

Javelin will commit that it will not attempt a reverse split of FCCN’s stock greater than a one for six (1:6) basis.  Further, no reverse split or recapitalization of FCCN will take place until after the divestiture of FCCN’s assets and any associated dividend of such assets to FCCN shareholders.

10.

Javelin will commit to a minimum capitalization target for any merger that would be in line with Nasdaq small-cap requirements.

Confidentiality.  The parties hereto agree that the terms of this Letter are confidential and that neither party shall, without the prior consent of the other party hereto, disclose or issue any press release or announcement nor permit its respective employees or agents to disclose or issue any press release or announcement of the terms of this Letter or the transactions contemplated herein, except that either party may make such disclosures as are reasonable to prospective lenders, investors, consultants, attorneys and accountants, without the prior written approval of the other party. The parties may disclose such information as may be required to be disclosed by any court of competent jurisdiction or any governmental agency having authority to compel such disclosure or as otherwise required by law.

Termination.  In the event that for any reason the Closing as set forth herein is not complete by midnight (E.S.T.) on September 8, 2006 (the “Termination Time”), either party may terminate this letter without liability to the other party.

No Binding Agreement.  Since this Letter consists only of an expression of the parties’ current intent, it is expressly understood that no liability or obligation of any nature whatsoever is intended to be created hereunder.  It is understood and agreed that the parties’ respective obligations to consummate the transaction are expressly conditioned upon the execution and delivery by the parties hereto of a definitive written agreement, in form and substance satisfactory to the parties hereto, and the satisfaction of the conditions set forth therein.  In the event such a definitive written agreement is not executed, neither party hereto shall be obligated for any expenses, charges or claims whatsoever of the other party arising out of this letter, any proposed transaction or otherwise.

Executions in Counterparts.  This Letter may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument.

Governing Law.  This Letter shall be governed by and construed under the laws of the State of California, without giving effect to the principles of conflicts of law.

If the foregoing terms and conditions are acceptable, please so indicate by signing the enclosed copy of this letter and returning it to the attention of the undersigned.

By: /s/ Steven Peacock Steven Peacock Managing Director, Javelin Advisory Group

ACCEPTED AND AGREED: By: /s/ Edward C. Heisler Edward C. Heisler